UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

EXPLANATORY NOTE

The Registrant is filing this Amendment to Form F-X to report a change in the U.S. Agent for Service of Process previously appointed by the Registrant in connection with the Registration Statement on Form 40-F (the “Form 40-F”) filed by the Registrant with the Commission on March 11, 2024. The Registrant hereby amends the Form F-X initially filed by the Registrant contemporaneously with the Form 40-F.

A.	Name of issuer or person filing (“Filer”):	PowerBank Corporation

B.	(1)	This is [check one]

	☐	an original filing for the Filer

	☒	an amended filing for the Filer

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

Name of Registrant:	PowerBank Corporation

Form type:	Registration Statement on Form 40-F

File Number (if known):	001-41976

Filed by:	PowerBank Corporation

Date Filed (if filed concurrently, so indicate):	March 11, 2024

D.	The Filer is incorporated or organized under the laws of Ontario, Canada and has its principal place of business at 505 Consumers Rd., Suite 803 Toronto, Ontario, M2J 4Z2 Canada.

E.	The Filer designates and appoints Cogency Global Inc. (“Agent”), located at 122 E. 42nd Street, 18th Floor New York, New York 10168; telephone (800) 221-0102 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F on March 11, 2024 (as the same may be subsequently amended) or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the forms, schedules, and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such forms, schedules and offering statements relate, and the transaction in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in Toronto, Ontario this 12th day of November, 2026.

PowerBank Corporation

By:	/s/ Richard Lu
Name:	Dr. Richard Lu
Title:	Director, Chief Executive Officer and President

This statement has been signed by the following person in the capacity and on the date indicated:

Cogency Global Inc.

(Agent for Service)

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President
Dated:	November 12, 2026